EXHIBIT (A)(1)(K)

FORM OF REMINDER COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

Date:	[__________], 200[__]
To:	Eligible Optionholders
From:	Spark Networks, Inc.
Re:	Reminder About Exchange Offer

The exchange offer for all eligible options is currently open and available to all Eligible Optionholders. To be an Eligible Optionholder, you must continue to be employed by Spark or one of our subsidiaries through the expiration date of the Exchange Offer. Furthermore, to validly tender Eligible Options pursuant to the Exchange Offer, you must remain an Eligible Optionholder and must be employed by the Company through the expiration date of the Exchange Offer. Note that the first paragraph entitled “Circular 230 Disclaimer” under Section 13 (“Material United States Tax Consequences”) of the Exchange Offer is deleted as it is not applicable. The information in this paragraph amends the statements in the Exchange Offer document.

As previously communicated, the exchange is scheduled to expire at 3:00 p.m., Pacific Time, on January 5, 2009. Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form and/or Eligible Option Information Sheet before 3:00 p.m., Pacific Time, on January 5, 2009.

You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the exchange offer, the Election Form, your Eligible Option Information Sheet or other documents relating to this exchange offer) to Joshua A. Kreinberg, Corporate Secretary, at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211 or by calling (323) 658-3000 or sending an email to jkreinberg@spark.net.